July 10, 2023

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention: Amy Geddes; Lyn Shenk

Re: WESCO International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

File No. 001-14989

Filed February 21, 2023

Dear Amy Geddes and Lyn Shenk:

We have set forth below the response of WESCO International, Inc. (“Wesco” or the “Company”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated June 26, 2023 regarding your review of Wesco’s filing noted above.

For your convenience, we have restated in bold type the Staff’s comments followed by each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis

Results of Operations, page 27

Comment No. 1:

For expenses allocated to reportable segments, please revise to discuss and analyze expenses by segment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that we will include a discussion and analysis of expense variances by reportable segment (i.e., cost of goods sold, selling, general and administrative expenses, and depreciation and amortization) in any future filings in which we include a Management’s Discussion and Analysis, beginning with the Form 10-Q for the quarterly period ended June 30, 2023.

For illustrative purposes, below is the Company’s proposed disclosure using the above-referenced 2022 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. The Company will endeavor to provide similar levels of disclosure in future filings. Note that the first paragraph under Cost of Goods Sold below does not reflect the changes that are marked in response to Comment No. 2 below.

Cost of Goods Sold

Cost of goods sold for 2022 was $16.8 billion compared to $14.4 billion for 2021, an increase of $2.4 billion. Cost of goods sold as a percentage of net sales was 78.2% and 79.2% for 2022 and 2021, respectively. The favorable reduction of 100 basis points reflects our focus on value-driven pricing and pass-through of inflationary costs, along with the continued momentum of our gross margin improvement program and higher supplier volume rebates as a percentage of net sales. Cost of goods sold for 2021 included a write-down to the carrying value of certain personal protective equipment inventories, which increased cost of goods sold as a percentage of net sales by approximately 14 basis points.

Cost of goods sold for EES, CSS and UBS increased by $860.0 million, $471.4 million and $1,001.9 million, respectively, year-over-year. These increases in cost of goods sold by segment primarily reflect the factors impacting the overall business, as described above. Cost of goods sold for CSS in 2021 also included a write-down to the carrying value of certain personal protective equipment inventories of $21.1 million.

Selling, General and Administrative Expenses

SG&A expenses primarily include payroll and payroll-related costs, shipping and handling, travel and entertainment, facilities, utilities, information technology expenses, professional and consulting fees, credit losses, gains (losses) on the sale of property and equipment, as well as real estate and personal property taxes. SG&A expenses for 2022 totaled $3.0 billion versus $2.8 billion for 2021, an increase of $252.6 million, or 9.0%. As a percentage of net sales, SG&A expenses were 14.2% and 15.3% for 2022 and 2021, respectively. SG&A expenses for 2022 include merger-related and integration costs of $67.4 million. Adjusted for this amount, SG&A expenses for 2022 were 13.9% of net sales. SG&A expenses for 2021 include merger-related and integration costs of $158.5 million, as well as a net gain of $8.9 million resulting from the Canadian divestitures. Adjusted for these amounts, SG&A expenses were 14.5% of net sales for 2021.

SG&A payroll and payroll-related expenses for 2022 of $1.9 billion increased by $128.7 million compared to 2021 primarily as a result of higher salaries due to wage inflation and increased headcount, as well as an increase in commissions driven by significant sales growth, partially offset by a reduction to incentive compensation expense.

SG&A expenses not related to payroll and payroll-related costs for 2022 were $1.1 billion, an increase of $123.9 million compared to 2021. The increase primarily reflects higher volume-related costs driven by significant sales growth and digital transformation initiatives that contributed to higher expenses in 2022, including those related to professional and consulting fees, as well as the absence of the net gain recognized in the first quarter of 2021 on the Canadian divestitures. These increases were partially offset by the realization of integration cost synergies and lower costs associated with integration activities.

SG&A expenses for EES, CSS and UBS increased by $98.1 million, $98.9 million and $73.8 million, respectively, year-over-year. These increases were primarily attributed to higher SG&A payroll and payroll-related expenses which increased by $73.5 million, $70.9 million, and $39.6 million, respectively, as a result of higher salaries due to wage inflation and increased headcount, as well as an increase in commissions driven by significant sales growth, partially offset by a reduction to incentive compensation expense compared to the prior year. Additionally, increases in transportation costs of $18.1 million, $17.4 million, and $16.0 million for EES, CSS and UBS, respectively, contributed to the year-over-year increases in SG&A expenses as a result of significant sales growth. The absence of the net gain of $8.9 million recognized in 2021 on the Canada divestitures also contributed to the net increase in SG&A for UBS.

Depreciation and Amortization

Depreciation and amortization decreased $19.6 million to $179.0 million for 2022, compared to $198.6 million for 2021. Depreciation and amortization for 2022 and 2021 includes $9.8 million and $32.0 million, respectively, of accelerated amortization expense resulting from changes in the estimated useful lives of certain legacy trademarks that are migrating to our master brand architecture, as described in our overall results above.

EES and CSS depreciation and amortization decreased $13.4 million and $14.4 million, respectively, year-over-year, primarily as a result of decreases in accelerated amortization expense of $9.7 million and $13.0 million, respectively. UBS depreciation and amortization remained relatively flat year-over-year.

Comment No. 2:

Please explain to us and revise to disclose what “workday impact” represents and what “value-driven pricing” means.

Response:

The Company respectfully acknowledges the Staff’s comment. “Workday impact” represents the estimated impact that the change in the number of non-holiday weekdays from period to period has on the change in net sales from one period to another. We will disclose an explanation of what “workday impact” represents in future filings beginning with the Form 10-Q for the quarterly period ended June 30, 2023.

“Value-driven pricing” refers to Wesco’s strategy of pricing products and services to realize the value that we provide to our customers as a result of our broad portfolio of product and service offerings, global footprint and capabilities, as opposed to just pricing products based on a percentage markup of cost. We will disclose an explanation of “value-driven pricing” in future filings beginning with the Form 10-Q for the quarterly period ended June 30, 2023.

For illustrative purposes, below is the Company’s proposed disclosure using the above-referenced 2022 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. The Company will endeavor to provide similar levels of disclosure in future filings.

Net Sales

The following table sets forth net sales and organic sales growth by segment for the periods presented:

	Twelve Months Ended		Growth/(Decline)
(In thousands)	December 31, 2022	December 31, 2021	Reported	Acquisition/ Divestiture Impact	Foreign Exchange Impact	Workday Impact	Organic Growth

EES	$8,823,331	$7,621,263	15.8%	(0.1)%	(1.8)%	0.4%	17.3%

CSS	6,401,468	5,715,238	12.0%	2.0%	(1.9)%	0.4%	11.5%

UBS	6,195,317	4,881,011	26.9%	(0.1)%	(0.6)%	0.4%	27.2%

Total net sales	$21,420,116	$18,217,512	17.6%	0.5%	(1.5)%	0.4%	18.2%

Note: Organic sales growth is a non-GAAP financial measure of sales performance. Organic sales growth is calculated by deducting the percentage impact from acquisitions and divestitures for one year following the respective transaction, fluctuations in foreign exchange rates and number of workdays from the reported percentage change in consolidated net sales. Workday impact represents the change in the number of operating days period-over-period after adjusting for weekends and public holidays in the United States; 2022 had one additional workday compared to 2021.

Cost of Goods Sold

Cost of goods sold for 2022 was $16.8 billion compared to $14.4 billion for 2021, an increase of $2.4 billion. Cost of goods sold as a percentage of net sales was 78.2% and 79.2% for 2022 and 2021, respectively. The favorable reduction of 100 basis points reflects our focus on a strategy of pricing products and services to realize the value that we provide to our customers as a result of our broad portfolio of product and service offerings, global footprint and capabilities (“value-driven pricing”). Additionally, pass-through of inflationary costs, along with the continued momentum of our gross margin improvement program and higher supplier volume rebates as a percentage of net sales contributed to the favorable reduction in cost of goods sold as a percentage of net sales. Cost of goods sold for 2021 included a write-down to the carrying value of certain personal protective equipment inventories, which increased cost of goods sold as a percentage of net sales by approximately 14 basis points.

Management’s Discussion and Analysis

Results of Operations, page 27

Comment No. 3:

Please revise to quantify factors to which changes are attributed. For example, you state the increase in net sales primarily reflects price inflation and volume growth. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. Wesco sells millions of products to approximately 150,000 customers across many industries, as described in Item 1. Business of our Form 10-K for the year ended December 31, 2022. These products vary in terms of pricing and the volumes at which they are sold and therefore, the Company cannot precisely quantify the impact that changes in prices or changes in volume of products being sold has on the change in net sales from period to period. We are able to estimate these impacts at a higher level and propose revisions to disclose the quantification of factors to which changes can be attributed in future filings beginning with the Form 10-Q for the quarterly period ended June 30, 2023.

For illustrative purposes, below is the Company’s proposed disclosure using the above-referenced 2022 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. The Company will endeavor to provide similar levels of disclosure in future filings.

Net Sales

Net sales were $21.4 billion for 2022 compared with $18.2 billion for 2021, an increase of 17.6%. The increase primarily reflects price inflation, ~~and~~ volume growth~~,~~ and secular demand trends, which resulted in a mid-teens percentage increase. ~~and~~ Additionally, execution of our cross-sell program impacted net sales by a low single digit percentage. Organic sales for 2022 grew 18.2% as the acquisition of Rahi Systems in the fourth quarter of 2022, partially offset by the divestiture of Wesco’s legacy utility and data communications businesses in Canada in the first quarter of 2021, positively impacted reported net sales by 0.5%. Additionally, the number of workdays positively impacted reported net sales by 0.4%, while fluctuations in foreign exchange rates negatively impacted reported net sales by 1.5%. All segments reported double-digit sales growth versus the prior year, as discussed below. For the year ended December 31, 2022, pricing related to inflation favorably impacted our net sales by approximately 8%.

EES reported net sales of $8.8 billion for 2022 compared to $7.6 billion for 2021, an increase of 15.8%. Organic sales for 2022 grew 17.3% as the number of workdays positively impacted reported net sales by 0.4%, while fluctuations in foreign exchange rates and the Canadian divestitures described in our overall results above negatively impacted reported net sales by 1.8% and 0.1%, respectively. The year-over-year increase in organic sales reflects price inflation, market growth in our industrial, construction, and original equipment manufacturer businesses~~,~~ as well as secular growth trends which impacted net sales by a mid-teens percentage. ~~as well as~~ Additionally, the benefits of cross selling ~~and secular growth trends~~ impacted net sales by a low single digit percentage. Additionally, supply chain constraints have had a negative impact on sales in both 2022 and 2021; however, these pressures have begun to moderate.

CSS reported net sales of $6.4 billion for 2022 compared to $5.7 billion for 2021, an increase of 12.0%. Organic sales for 2022 grew 11.5% as the acquisition of Rahi Systems in the fourth quarter of 2022 and the number of workdays positively impacted reported net sales by 2.0% and 0.4%, respectively, while fluctuations in foreign exchange rates negatively impacted reported net sales by 1.9%. The year-over-year increase in organic sales reflects price inflation and strong market growth in our security solutions and network infrastructure businesses, which impacted net sales by a mid-single digit percentage. ~~as well as~~ The benefits of cross selling also impacted net sales by a low single digit percentage and some improvements in supply chain constraints had a less significant impact on net sales.

UBS reported net sales of $6.2 billion for 2022 compared to $4.9 billion for 2021, an increase of 26.9%. Organic sales for 2022 grew 27.2% as the number of workdays positively impacted reported net sales by 0.4%, while fluctuations in foreign exchange rates and the Canadian divestitures described in our overall results above negatively impacted reported net sales by 0.6% and 0.1%, respectively. The year-over-year increase in organic sales reflects price inflation, broad-based market growth driven by investments in electrification, green energy, utility grid modernization and hardening, and rural broadband development, as well as expansion in our integrated supply business which resulted in a high teens percentage increase in net sales. The benefits of cross selling also impacted net sales by a mid single digit percentage.

Consolidated Statements of Stockholders’ Equity, page 49

Comment No. 4:

Please revise to include a column for total stockholders’ equity.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that we will include a column for total stockholders’ equity in any future filings in which we include a Consolidated Statement of Stockholders’ Equity, beginning with the Form 10-Q for the quarterly period ended June 30, 2023.

For illustrative purposes, refer to Exhibit A for the Company’s proposed disclosure using the above-referenced 2022 Form 10-K. Revisions have been marked to facilitate the Staff’s review.

Note 2. Accounting Policies

Revenue Recognition, page 51

Comment No. 5:

Your disclosure includes your accounting policy for the provision of services. Please tell us how you considered the requirement of Rule 5-03(b)(1) of Regulation S-X to separately present service revenue. We note from your disclosure on page 1 that you provide value-added solutions including supply chain management, logistics and transportation, procurement, warehousing and inventory management, as well as kitting and labeling, limited assembly of products and installation enhancement. Please tell us how you considered disaggregation under ASC 606-10-50-5 and 55-89 to 55-91.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed in Note 2. Accounting Policies of Wesco’s Form 10-K for the year ended December 31, 2022, Wesco’s revenue arrangements generally consist of single performance obligations to transfer a promised good or service, or a combination of goods and services. The Company performs certain services in conjunction with the sale of products for which the services are not considered to be distinct from the sale of products (i.e., the services do not represent a separate performance obligation under ASC 606-10-25-19).

Service revenue resulting from services that are considered a separate performance obligation is not material for separate presentation on the Consolidated Statements of Income under Rule 5-03(b)(1) of Regulation S-X as it does not exceed 10% of total net sales in all periods presented.

Generally, the value-added solutions described on page 1 of our filing are not distinct from the sale of products and revenue for the sale of the related products and solutions is recognized as a single performance obligation. Based on our consideration of ASC 606-10-50-5 and 55-89 to 55-91 and in consideration of the above, we disaggregate net sales by operating segment and geography, as we believe that these represent the categories of revenue that best depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In accordance with ASC 606-10-55-90, our disclosure of disaggregated net sales by operating segment and geography is consistent with how the Company discusses its results in earnings releases and investor presentations as well as consistent with how the chief operating decision maker evaluates the financial performance of the Company’s operating segments.

Note 3. Revenue, page 55

Comment No. 6:

You disclose that variable consideration for the year ended December 31, 2021 reflects adjustments that reduced the previously disclosed amount by $72.8 million. Please explain this disclosure to us in further detail and tell us how, if at all, it impacted amounts reported in the financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment. In Note 3. Revenue within Form 10-K for the year ended December 31, 2021, we disclosed that variable consideration reduced revenue for the year ended December 31, 2021 by approximately $433.4 million. During the preparation and review process for the Form 10-Q for the quarterly period ended September 30, 2022, we determined an adjustment was necessary to our footnote disclosure of variable consideration that reduced revenues for all periods dating back to the quarterly period ended March 31, 2021. In our Form 10-K for the year ended December 31, 2022, the Company adjusted the amount of the variable consideration disclosed for the year ended December 31, 2021 to $360.6 million, a reduction of $72.8 million from the previously disclosed amount. This is the only amount reported in the financial statements and related notes that was impacted by this adjustment in the Form 10-K for the year ended December 31, 2022. This correction of a prior period disclosure had no impact on the Consolidated Balance Sheet, Statement of Income or Cash Flows.

We included a similar disclosure in the Form 10-Q for the quarterly period ended March 31, 2022 and will continue to include the disclosure of this adjustment in the Revenue note of the notes to the financial statements in the Form 10-Q for the quarterly period ended June 30, 2023. We evaluated this adjustment for each quarterly and annual period dating back to the quarterly period ended March 31, 2021 and believe that our disclosure is appropriate based on the immateriality of the adjustment. We also considered the internal control impact and concluded that the adjustment does not reach the level of a material weakness.

Note 9. Debt, page 66

Comment No. 7:

Please consider whether it would benefit investors to revise your disclosures related to the Accounts Receivable Securitization Facility and the Revolving Credit Facility to focus on the current terms and status of these facilities rather than on the history of amendments. For example, the current purchase limit on the Accounts Receivable Securitization Facility is not disclosed until the seventh paragraph and a description of the facility is not provided until the eighth paragraph.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that we will revise our disclosures in future filings related to the Accounts Receivable Securitization Facility and the Revolving Credit Facility to focus on the current terms and status of these facilities rather than on the history of the amendments. We plan to add a paragraph discussing the current terms and status of the Accounts Receivable Securitization Facility at or near the beginning of this section, and to move the eighth and ninth paragraphs (disclosing the purchase limits on the facility and describing the facility, respectively) before the paragraphs discussing the various amendments to the Accounts Receivable Securitization Facility. We will make a similar update to the Revolving Credit Facility disclosure.

For illustrative purposes, below is the Company’s proposed disclosure using the above-referenced 2022 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. The Company will endeavor to provide similar levels of disclosure in future filings.

9. DEBT

Accounts Receivable Securitization Facility

~~On June 22, 2020,~~ Wesco Distribution ~~amended its~~ has an accounts receivable securitization facility (the “Receivables Facility”) pursuant to the terms and conditions of a Fifth Amended and Restated Receivables Purchase Agreement (the “Receivables Purchase Agreement”), by and among WESCO Receivables Corp. (“Wesco Receivables”), Wesco Distribution, the various purchaser groups from time to time party thereto and PNC Bank, National Association, as Administrator. The Receivables Purchase Agreement amended and restated the receivables purchase agreement entered into on September 24, 2015 (the “Prior Receivables Purchase Agreement”).

As of December 31, 2022 the Receivables Facility has a purchase limit of $1,625 million, with the opportunity to exercise an accordion feature that permits increases in the purchase limit up to an aggregate commitment of $1,750 million, subject to customary conditions, and a maturity date of March 1, 2025. The Receivables Facility has an interest rate spread of 1.05% and a commitment fee of 0.45%.

As of December 31, 2022 and 2021, accounts receivable eligible for securitization totaled $2,028.2 million and $1,728.1 million, respectively. The Consolidated Balance Sheets as of December 31, 2022 and 2021 include $1,535.0 million and $1,270.0 million, respectively, of senior undivided interests in accounts receivable balances sold to third parties, as well as borrowings for equal amounts. At December 31, 2022, the interest rate for this facility was approximately 5.20%.

Under the Receivables Facility, Wesco Distribution sells, on a continuous basis, an undivided interest in all domestic accounts receivable to Wesco Receivables, a wholly-owned special purpose entity (the “SPE”). The SPE sells, without recourse, a senior undivided interest in the receivables to financial institutions for cash while maintaining a subordinated undivided interest in the receivables, in the form of overcollateralization. Since Wesco maintains control of the transferred receivables, the transfers do not qualify for “sale” treatment. As a result, the transferred receivables remain on the Company’s balance sheet, and Wesco recognizes the related secured borrowing. Wesco has agreed to continue servicing the receivables for the third-party conduits and financial institutions at market rates; accordingly, no servicing asset or liability has been recorded.

The Receivables Purchase Agreement, among other things, increased the purchase limit under the Prior Receivables Purchase Agreement from $600 million to $1,025 million, with the opportunity to exercise an accordion feature that permits increases in the purchase limit up to an aggregate commitment of $1,400 million, subject to customary conditions, extended the maturity date to June 22, 2023 and added and amended certain defined terms. Borrowings under the Receivables Facility bear interest at the 30-day LIBOR rate, with a LIBOR floor, plus applicable spreads. The interest rate spread under the Receivables Purchase Agreement of 1.20% increased from 0.95% under the Prior Receivables Purchase Agreement. The Receivables Facility has a commitment fee of 0.45%.

On December 14, 2020, Wesco Distribution amended its Receivables Facility pursuant to the terms and conditions of a First Amendment to the Fifth Amended and Restated Receivables Purchase Agreement (the “First Receivables Amendment”). The First Receivables Amendment amended the Receivables Purchase Agreement and permitted an increase to the purchase limit from $1,025 million to $1,200 million. The maturity date, interest rate spread, and commitment fee of the Receivables Facility remained unchanged.

On June 1, 2021, Wesco Distribution amended its Receivables Facility pursuant to the terms and conditions of a Third Amendment to the Fifth Amended and Restated Receivables Purchase Agreement (the “Third Receivables Amendment”). The Third Receivables Amendment, among other things, increased the purchase limit under the Receivables Purchase Agreement from $1,200 million to $1,300 million, increased the aggregate commitment under the accordion feature from $1,400 million to $1,500 million, extended the maturity date from June 22, 2023 to June 21, 2024, decreased the LIBOR floor from 0.50% to 0.00% and decreased the interest rate spread from 1.20% to 1.15%. The commitment fee of the Receivables Facility remained unchanged.

On March 1, 2022, Wesco Distribution amended its Receivables Facility pursuant to the terms and conditions of a Fourth Amendment to Fifth Amended and Restated Receivables Purchase Agreement (the “Fourth Receivables Amendment”). The Fourth Receivables Amendment, among other things, (i) increased the purchase limit under the Receivables Facility from $1,300 million to $1,400 million, (ii) increased the aggregate commitment under the accordion feature from $1,500 million to $1,750 million, and (iii) extended the maturity date from June 21, 2024 to March 1, 2025. Additionally, the Fourth Receivables Amendment replaced the LIBOR interest rate option with Secured Overnight Financing Rate-based (“SOFR”) interest rate options, including term SOFR and daily simple SOFR, and decreased the interest rate spread from 1.15% to 1.10%. The commitment fee of the Receivables Facility remained unchanged.

On August 2, 2022, Wesco Distribution amended its Receivables Facility pursuant to the terms and conditions of a Fifth Amendment to Fifth Amended and Restated Receivables Purchase Agreement (the “Fifth Receivables Amendment”). The Fifth Receivables Amendment amended the Receivables Purchase Agreement to, among other things, increase the purchase limit under the Receivables Facility from $1,400 million to $1,525 million and to decrease the interest rate spread from 1.10% to 1.05%. The maturity date and commitment fee of the Receivables Facility remained unchanged.

On October 31, 2022, Wesco Distribution amended its Receivables Facility pursuant to the terms and conditions of a Sixth Amendment to Fifth Amended and Restated Receivables Purchase Agreement (the “Sixth Receivables Amendment”). The Sixth Receivables Amendment amended the Receivables Purchase Agreement to increase its purchase limit from $1,525 million to $1,625 million. The maturity date, interest rate spread and commitment fee of the Receivables Facility remained unchanged.

~~Under the Receivables Facility, Wesco Distribution sells, on a continuous basis, an undivided interest in all domestic accounts receivable to Wesco Receivables, a wholly-owned special purpose entity (the “SPE”). The SPE sells, without recourse, a senior undivided interest in the receivables to financial institutions for cash while maintaining a subordinated undivided interest in the receivables, in the form of overcollateralization. Since Wesco maintains control of the transferred receivables, the transfers do not qualify for “sale” treatment. As a result, the transferred receivables remain on the Company’s balance sheet, and Wesco recognizes the related secured borrowing. Wesco has agreed to continue servicing the receivables for the third-party conduits and financial institutions at market rates; accordingly, no servicing asset or liability has been recorded.~~

~~As of December 31, 2022 and 2021, accounts receivable eligible for securitization totaled $2,028.2 million and $1,728.1 million, respectively. The Consolidated Balance Sheets as of December 31, 2022 and 2021 include $1,535.0 million and $1,270.0 million, respectively, of senior undivided interests in accounts receivable balances sold to third parties, as well as borrowings for equal amounts. At December 31, 2022, the interest rate for this facility was approximately 5.20%.~~

Revolving Credit Facility

~~On June 22, 2020,~~ Wesco, Wesco Distribution and certain other subsidiaries of Wesco entered into a ~~$1,100 million~~ revolving credit facility (the “Revolving Credit Facility”) as a replacement of Wesco Distribution’s revolving credit facility entered into on September 26, 2019, pursuant to the terms and conditions of a Fourth Amended and Restated Credit Agreement, dated as of June 22, 2020 (the “Revolving Credit Agreement”), among Wesco Distribution, the other U.S. borrowers party thereto (collectively, the “U.S. Borrowers”), WESCO Distribution Canada LP (“Wesco Canada”), the other Canadian borrowers party thereto (collectively, the “Canadian Borrowers”), Wesco, the lenders party thereto and Barclays Bank PLC, as the administrative agent. ~~The Revolving Credit Facility contains a letter of credit sub-facility of up to $175 million and an accordion feature allowing Wesco Distribution to request increases to the borrowing commitments under the Revolving Credit Facility of up to $500 million in the aggregate, subject to customary conditions.~~

As of December 31, 2022, the Revolving Credit Facility has revolving commitments of $1,725 million, a letter of credit sub-facility of up to $175 million, an accordion feature allowing Wesco Distribution to request increases to the borrowing commitments under the Revolving Credit Facility of up to $650 million in the aggregate, subject to customary conditions, and a sub-facility for loans denominated in Canadian dollars of $625 million. The Revolving Credit Facility has a maturity date of March 1, 2027 and permits the Company to declare and pay an aggregate amount of dividends of up to $80 million per year.

On December 14, 2020, Wesco Distribution and certain other subsidiaries of Wesco entered into an amendment to the Revolving Credit Facility pursuant to the terms and conditions of a First Amendment to Fourth Amended and Restated Credit Agreement, dated as of December 14, 2020 (the “First Revolver Amendment”), among Wesco Distribution, the other U.S. borrowers party thereto, WESCO Distribution Canada LP, the other Canadian borrowers party thereto, Wesco, the lenders party thereto and Barclays Bank PLC, as administrative agent. The First Revolver Amendment increased the revolving commitments from $1,100 million to $1,200 million and amended certain other defined terms. No other material terms were changed.

On March 1, 2022, Wesco Distribution amended its Revolving Credit Facility pursuant to the terms and conditions of a Second Amendment to Fourth Amended and Restated Credit Agreement (the “Second Revolver Amendment”). The Second Revolver Amendment, among other things, (i) increased the revolving commitments under the Revolving Credit Facility from $1,200 million to $1,350 million, (ii) increased the sub-facility for loans denominated in Canadian dollars from $500 million to $550 million, (iii) increased the capacity to request increases in the aggregate revolving commitments from $400 million to $650 million, (iv) modified certain negative covenants to provide for additional flexibility, and (v) extended the maturity date from June 22, 2025 to March 1, 2027. Additionally, the Second Revolver Amendment replaced the LIBOR-based interest rate option with SOFR-based interest rate options, including term SOFR and daily simple SOFR.

On August 2, 2022, Wesco Distribution amended its Revolving Credit Facility pursuant to the terms and conditions of a Third Amendment to Fourth Amended and Restated Credit Agreement (the “Third Revolver Amendment”). The Third Revolver Amendment amended the Revolving Credit Agreement to, among other things, increase the revolving commitments under the Revolving Credit Facility from $1,350 million to $1,525 million and to increase the sub-facility for loans denominated in Canadian dollars from $550 million to $600 million. The maturity date and interest rate spreads of the Revolving Credit Facility remained unchanged.

On October 31, 2022, Wesco Distribution amended its Revolving Credit Facility pursuant to the terms and conditions of a Fourth Amendment to Fourth Amended and Restated Credit Agreement (the “Fourth Revolver Amendment”). The Fourth Revolver Amendment amended the Revolving Credit Agreement to, among other things, increase the revolving commitments from $1,525 million to $1,725 million, increase the sub-facility for loans denominated in Canadian dollars from $600 million to $625 million, and increase the aggregate amount of dividends that the Company may declare and pay from $50 million per year to $80 million per year. The maturity date and interest rate spreads of the Revolving Credit Facility remained unchanged.

The obligations of Wesco Distribution and the other U.S. Borrowers under the Revolving Credit Facility have been guaranteed by Wesco and certain of Wesco Distribution’s subsidiaries (including certain subsidiaries of Anixter). The obligations of Wesco Canada and the other Canadian Borrowers under the Revolving Credit Facility

(including certain subsidiaries of Anixter) have been guaranteed by certain subsidiaries of Wesco Canada and the other Canadian Borrowers. The Revolving Credit Facility is secured by (i) substantially all assets of Wesco Distribution, the other U.S. Borrowers and certain of Wesco Distribution’s subsidiaries (including certain subsidiaries of Anixter), other than, among other things, real property and accounts receivable sold or intended to be sold pursuant to the Receivables Facility, and (ii) substantially all assets of Wesco Canada, the other Canadian Borrowers and certain of Wesco Canada’s subsidiaries, other than, among other things, real property, in each case, subject to customary exceptions and limitations. The applicable interest rate for borrowings under the Revolving Credit Facility, as amended, includes interest rate spreads based on available borrowing capacity that range from 1.00% to 1.50% for SOFR-based borrowings and from 0.00% to 0.50% for prime rate-based borrowings. At December 31, 2022, the interest rate for this facility was approximately 5.37%.

The Revolving Credit Agreement requires compliance with conditions that must be satisfied prior to any borrowing as well as ongoing compliance with certain customary affirmative and negative covenants. The Revolving Credit Agreement contains customary events of default. Upon the occurrence and during the continuance of an event of default, the commitments of the lenders may be terminated, and all outstanding obligations of the loan parties under the Revolving Credit Facility may be declared immediately due and payable.

During 2022, Wesco borrowed $3,990.0 million under the Revolving Credit Facility and made repayments in the aggregate amount of $3,557.1 million. During 2021, aggregate borrowings and repayments under the Revolving Credit Facility were $2,353.4 million and $2,006.4 million, respectively. Wesco had $664.9 million available under the Revolving Credit facility at December 31, 2022, after giving effect to outstanding letters of credit and certain borrowings under the Company’s international lines of credit, as compared to $564.8 million available under the Revolving Credit Facility at December 31, 2021, after giving effect to outstanding letters of credit and certain borrowings under the Company’s international lines of credit.

Note 16. Business Segments, page 88

Comment No. 8:

Please tell us what is included in the adjustment for “merger-related and integration costs.”

Response:

The Company respectfully acknowledges the Staff’s comment. “Merger-related and integration costs” include costs associated with the transformational merger between Wesco and Anixter, and costs associated with the related integration of the two companies. These costs primarily consist of advisory, legal, integration, separation, and other professional fees associated with the digital integration of the two companies. We will include the description of “merger-related and integration costs” in future filings beginning with the Form 10-Q for the quarterly period ended June 30, 2023.

For illustrative purposes, below is the Company’s proposed disclosure using the above-referenced 2022 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. The Company will endeavor to provide similar levels of disclosure in future filings.

16. BUSINESS SEGMENTS

The following tables reconcile net income attributable to common stockholders to adjusted EBITDA and adjusted EBITDA margin % by segment, which are non-GAAP financial measures, for the periods presented:

	Year Ended December 31, 2022
(In thousands)	EES	CSS	UBS	Corporate	Total

Net income attributable to common stockholders	$801,283	$526,985	$648,478	$ (1,173,683)	$803,063

Net income attributable to noncontrolling interests	158	—	—	1,493	1,651

Preferred stock dividends	—	—	—	57,408	57,408

Provision for income taxes	—	—	—	274,529	274,529

Interest expense, net	—	—	—	294,420	294,420

Depreciation and amortization	42,621	68,448	23,251	44,694	179,014

Other (income) expense, net	(2,022)	(1,292)	1,992	8,336	7,014

Stock-based compensation expense(1)	9,226	4,859	3,534	23,418	41,037

Merger-related and integration costs(2)	—	—	—	67,446	67,446

Adjusted EBITDA	$851,266	$599,000	$677,255	$(401,939)	$1,725,582

Adjusted EBITDA margin %	9.6%	9.4%	10.9%		8.1%

(1)	Stock-based compensation expense in the calculation of adjusted EBITDA for the year ended December 31, 2022 excludes $5.4 million as such amount is included in merger-related and integration costs.

(2)

Merger-related and integration costs include integration and professional fees associated with the integration of Wesco and Anixter, including digital transformation costs, as well as advisory, legal, and separation costs associated with the merger between the two companies.

	Year Ended December 31, 2021
(In thousands)	EES	CSS	UBS	Corporate	Total

Net income attributable to common stockholders	$543,633	$394,031	$412,698	$(942,388)	$407,974

Net income attributable to noncontrolling interests	298	—	—	722	1,020

Preferred stock dividends	—	—	—	57,408	57,408

Provision for income taxes	—	—	—	115,510	115,510

Interest expense, net	—	—	—	268,073	268,073

Depreciation and amortization	55,998	82,870	22,447	37,239	198,554

Other (income) expense, net(1)	(1,872)	1,312	42	(47,594)	(48,112)

Stock-based compensation expense(2)	6,404	2,607	2,107	14,581	25,699

Merger-related and integration costs(3)	—	—	—	158,484	158,484

Net gain on divestitures	—	—	(8,927)	—	(8,927)

Adjusted EBITDA	$604,461	$480,820	$428,367	$(337,965)	$1,175,683

Adjusted EBITDA margin %	7.9%	8.4%	8.8%		6.5%

(1)

Corporate other non-operating income in the calculation of adjusted EBITDA for the year ended December 31, 2021 includes a $36.6 million curtailment gain resulting from the remeasurement of the Company’s pension obligations in the U.S. and Canada due to amending certain terms of such defined benefit plans.

(2)	Stock-based compensation expense in the calculation of adjusted EBITDA for the year ended December 31, 2021 excludes $5.1 million as such amount is included in merger-related and integration costs.

(3)

Merger-related and integration costs include integration and professional fees associated with the integration of Wesco and Anixter, including digital transformation costs, as well as advisory, legal, and separation costs associated with the merger between the two companies.

	Year Ended December 31, 2020
(In thousands)	EES	CSS	UBS	Corporate	Total

Net income attributable to common stockholders	$262,829	$217,211	$231,678	$(641,297)	$70,421

Net loss attributable to noncontrolling interests	(842)	—	—	321	(521)

Preferred stock dividends	—	—	—	30,139	30,139

Provision for income taxes	—	—	—	22,803	22,803

Interest expense, net	—	—	—	226,591	226,591

Depreciation and amortization	35,811	37,765	22,380	25,644	121,600

Other (income) expense, net	(1,780)	(48)	24	(591)	(2,395)

Stock-based compensation expense(1)	4,080	1,403	1,336	9,895	16,714

Merger-related and integration costs(2)	—	—	—	132,236	132,236

Merger-related fair value adjustments	15,411	22,000	6,282	—	43,693

Out-of-period adjustment	12,634	2,325	3,893	—	18,852

Gain on sale of asset	(19,816)	—	—	—	(19,816)

Adjusted EBITDA	$308,327	$280,656	$265,593	$(194,259)	$660,317

Adjusted EBITDA margin %	5.6%	8.4%	7.5%		5.4%

(1)	Stock-based compensation expense in the calculation of adjusted EBITDA for the year ended December 31, 2020 excludes $2.6 million as such amount is included in merger-related and integration costs.

(2)

Merger-related and integration costs include advisory, legal, separation, integration, other professional fees, and digital transformation costs associated with the merger between Wesco and Anixter and the related integration of the two companies.

Note 16. Business Segments, page 88

Comment No. 9:

We note your disclosure that the chief operating decision maker evaluates the performance of its operating segments based primarily on net sales, adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), and adjusted EBITDA margin percentage. Please tell us what you mean by the term “primarily” and, if you use additional measures of profit or loss, tell us what those measures are. In addition, while you disclose that performance is evaluated on “adjusted earnings before interest, taxes, depreciation and amortization, it does not appear that interest and taxes are allocated to reporting segments based on the reconciliations on page 91. Please advise.

Response:

The Company respectfully acknowledges the Staff’s comment. The chief operating decision maker is our Chairman and Chief Executive Officer (“CEO”). Our CEO uses net sales, adjusted earnings before interest, taxes, depreciation and amortization

(“EBITDA”) and adjusted EBITDA margin percentage to evaluate the performance of the business. Adjusted EBITDA is also the profit metric used in the computation of short-term incentive compensation as disclosed in our proxy statement. In future filings, beginning with the Form 10-Q for the quarterly period ended June 30, 2023, we will remove the word “primarily” in our disclosure. The reportable segments do not incur interest and taxes as both of these areas are centrally controlled through our Corporate tax and treasury teams. Allocation of either or both interest and taxes to our reportable segments would drive the same result for adjusted EBITDA.

Should you have any further questions, please do not hesitate to contact me at (412) 454-2392 or dschulz@wescodist.com or Matt Kulasa at mkulasa@wescodist.com.

Sincerely,

/s/ David S. Schulz

David S. Schulz

EVP and Chief Financial Officer

cc: Matthew S. Kulasa, SVP, Corporate Controller and Chief Accounting Officer

Diane E. Lazzaris, EVP, General Counsel and Corporate Secretary

EXHIBIT A

WESCO INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Class B Common Stock		Series A Preferred Stock		Additional	Retained Earnings	Treasury Stock		Noncontrolling	Accumulated Other Comprehensive Income
(In thousands)	Amount	Shares	Amount	Shares	Amount	Shares	Capital	(Deficit)	Amount	Shares	Interests	(Loss)	Total
Balance, December 31, 2019	$593	59,308,018	$43	4,339,431	$—	—	$1,039,347	$2,530,429	$(937,157)	(21,850,356)	$(6,812)	$(367,772)	$2,258,671
Exercise of stock-based awards	1	171,517					(40)		(1,178)	(20,605)			(1,217)
Stock-based compensation expense							19,279						19,279
Tax withholding related to vesting of restricted stock units and retirement of common stock	—	(33,248)					(2,377)	812					(1,565)
Capital stock issuance	82	8,150,228			—	21,612	886,601						886,683
Noncontrolling interests											(521)		(521)
Net income attributable to WESCO International, Inc.								100,560					100,560
Preferred stock dividends								(30,139)					(30,139)
Translation adjustments												95,577	95,577
Benefit plan adjustments, net of tax effect of $2,891												9,061	9,061

Balance, December 31, 2020	$676	67,596,515	$43	4,339,431	$—	21,612	$1,942,810	$2,601,662	$(938,335)	(21,870,961)	$(7,333)	$(263,134)	$3,336,389
Exercise of stock-based awards	7	662,261					(43)		(17,853)	(155,961)			(17,889)
Stock-based compensation expense							30,821						30,821
Tax withholding related to vesting of restricted stock units and retirement of common stock	(1)	(96,479)					(4,256)	(4,946)					(9,203)
Noncontrolling interests											1,020		1,020
Net income attributable to WESCO International, Inc.								465,382					465,382
Preferred stock dividends								(57,408)					(57,408)
Translation adjustments												(15,584)	(15,584)
Benefit plan adjustments, net of tax effect of $13,043												42,683	42,683

Balance, December 31, 2021	$682	68,162,297	$43	4,339,431	$—	21,612	$1,969,332	$3,004,690	$(956,188)	(22,026,922)	$(6,313)	$(236,035)	$3,776,211
Exercise of stock-based awards	6	569,112					28		(1,896)	(1,229)			(1,862)
Stock-based compensation expense							46,401						46,401
Repurchases of common stock									(11,069)	(87,502)			(11,069)
Tax withholding related to vesting of restricted stock units and retirement of common stock	(3)	(195,705)					(10,071)	(12,905)					(22,979)
Noncontrolling interests											1,651		1,651
Net income attributable to WESCO International, Inc.								860,471					860,471
Preferred stock dividends								(57,408)					(57,408)
Translation adjustments and other							(248)	117	3			(126,973)	(127,101)
Benefit plan adjustments, net of tax effect of $3,412												(14,743)	(14,743)

Balance, December 31, 2022	$685	68,535,704	$43	4,339,431	$—	21,612	$2,005,442	$3,794,965	$(969,150)	(22,115,653)	$(4,662)	$(377,751)	$4,449,572